As filed with the Securities and Exchange Commission on November 12, 2002

                                              Securities Act File No. 333-97055
                                       Investment Company Act File No. 811-4077
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                        ------------------------------

                                   FORM N-14
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                        ------------------------------

      [ ] Pre-Effective Amendment No. [X] Post-Effective Amendment No. 1

                       (Check appropriate box or boxes)
                        ------------------------------

                  MERRILL LYNCH U.S. GOVERNMENT MORTGAGE FUND
            (Exact Name of Registrant as Specified in its Charter)
                        ------------------------------

                                (609) 282-2800
                       (Area Code And Telephone Number)
                        ------------------------------

                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                   (Address of Principal Executive Offices:
                    Number, Street, City, State, Zip Code)
                        ------------------------------

                                Terry K. Glenn
                  Merrill Lynch U.S. Government Mortgage Fund
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
       Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
                    (Name and Address of Agent for Service)
                        ------------------------------

                                  Copies to:

 Philip L. Kirstein, Esq.                        Frank P. Bruno, Esq.
Fund Asset Management, L.P.                 Sidley Austin Brown and Wood, LLP
      P.O. Box 9011                               787 Seventh Avenue
Plainsboro, NJ 08543-9011                         New York, NY 10019

                        ------------------------------

     Title of Securities Being Registered: Shares of beneficial interest, par value $.10 per share.

     No filing fee is required because of reliance on Section 24(f) of the Investment Company Act of 1940, as amended.
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

     This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-97055) (the "N-14 Registration Statement") of Merrill Lynch U.S. Government Mortgage Fund (the "Registrant") consists of the following:

(1)  Facing Sheet of this Registration Statement.

(2)  Part C of this Registration Statement (including signature page).

Parts A and B are incorporated herein by reference from the Combined Proxy Statement and Prospectus filed on September 3, 2002 pursuant to Rule 497 under the Securities Act of 1933, as amended (the "Securities Act").

     This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file an opinion of Sidley Austin Brown & Wood LLP, tax counsel for the Registrant, as Exhibit 12 to the N-14 Registration Statement. The tax opinion relates to the reorganization of Mercury U.S. Government Securities Fund, a series of The Asset Program, Inc., into the Registrant.

                                    PART C

                               OTHER INFORMATION

Item 15.  Indemnification.

     Section 5.3 of the Declaration of Trust of Merrill Lynch U.S. Government Mortgage Fund (the "Registrant") provides as follows:

     "The Trust shall indemnify each of its Trustees, officers, employees, and agents (including persons who serve at its request as directors, officers or trustees of another organization in which it has any interest as a shareholder, creditor or otherwise) against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and as counsel fees) reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while in office or thereafter, by reason of his being or having been such a trustee, officer, employee or agent, except with respect to any matter as to which he shall have been adjudicated to have acted in bad faith, willfull misfeasance, gross negligence or reckless disregard of his duties; provided, however, that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless the Trust shall have received a written opinion from independent legal counsel approved by the Trustees to the effect that if either the matter of willful misfeasance, gross negligence or reckless disregard of duty, or the matter of good faith and reasonable belief as to the best interests of the Trust, had been adjudicated, it would have been adjudicated in favor of such person. The rights accruing to any Person under these provisions shall not exclude any other right to which he may be lawfully entitled; provided that no Person may satisfy any right of indemnity or reimbursement granted herein or in Section
5.1 or to which he may be otherwise entitled except out of the property of the Trust, and no shareholder shall be personally liable to any Person with respect to any claim for indemnity or reimbursement or otherwise. The Trustees may make advance payments in connection with indemnification under this
Section 5.3, provided that the indemnified person shall have given a written undertaking to reimburse the Trust in the event it is subsequently determined that he is not entitled to such indemnification."

     Insofar as the conditional advancing of indemnification moneys for actions based upon the Investment Company Act of 1940 may be concerned, such payments will be made only on the following conditions: (i) the advances must be limited to amounts used, or to be used, for the preparation or presentation of a defense to the action, including costs connected with the preparation of a settlement; (ii) advances may be made only upon receipt of a written promise by, or on behalf of, the recipient to repay that amount of the advance which exceeds the amount to which it is ultimately determined that he is entitled to receive from the Registrant by reason of indemnification; and (iii) (a) such promise must be secured by a surety bond, other suitable insurance or an equivalent form of security which assures that any repayments may be obtained by the Registrant without delay or litigation, which bond, insurance or other form of security must be provided by the recipient of the advance, or (b) a majority of a quorum of the Registrant's disinterested, non-party Trustees, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that the recipient of the advance ultimately will be found entitled to indemnification.

     In Section 9 of the Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify the Distributor of each person, if any, who controls the Distributor within the meaning of the Securities Act of 1933, as amended (the "Act") against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information.

     Insofar as indemnification for liabilities arising under the Act may be permitted to Trustees, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



Item 16.  Exhibits.

(1)(a)   -- Declaration of Trust of the Registrant, dated July 20, 1984.(a)
(1)(b)   -- Certification of Amendment, dated December 20, 1991, to Declaration of Trust.(b)
(1)(c)   -- Instrument establishing Class A and Class B shares of the
            Registrant.(b)
(1)(d)   -- Certification of Amendment, dated October 13, 1994, to Declaration of Trust and Instrument establishing Class C and Class D shares of the Registrant.(c)
(1)(e)   -- Certification of Amendment, dated April 18, 2000, to Declaration of
            Trust.(d)
(2)      -- Amended By-Laws of the Registrant.(e)
(3)         Not applicable.
(4) Form of Agreement and Plan of Reorganization between the Registrant and The Asset Program Inc. (the "Asset Program") on behalf of Mercury U.S. Government Securities Fund ("Mercury Fund")(f)
(5) Portions of the Declaration of Trust, as amended and supplemented, and the By-Laws of the Registrant defining rights of stockholders of the Registrant.(g)
(6)(a)   -- Management Agreement between the Registrant and Fund Asset
            Management, L.P.(h)
(6)(b) Supplement to Management Agreement between the Registrant and Fund Asset Management, L.P.(i)
(7)(a)   -- Form of Distribution Agreement between the Registrant and FAM
            Distributors, Inc. (the "Distributor").(j)
(8)      -- None.
(9)      -- Custody Agreement between the Registrant and The Bank of New
            York.(k)
(10)(a) Form of Amended and Restated Class B Shares Distribution Plan of the Registrant.(l)
(10)(b)  -- Form of Amended and Restated Class C Shares Distribution Plan of
            the Registrant.(l)
(10)(c)  -- Form of Amended and Restated Class D Shares Distribution Plan of
            the Registrant.(l)
(10)(d)  -- Merrill Lynch Select PricingSM System Plan pursuant to Rule
            l8f-3.(m)
(11)     -- Opinion and Consent of Sidley Austin Brown & Wood LLP, counsel for the Registrant.(n)
(12)     -- Opinion of Sidley Austin Brown & Wood LLP, counsel for the
            Registrant and Asset Program.
(13)     -- Not applicable.
(14)(a)  -- Consent of Deloitte & Touche LLP, independent auditors for the
            Registrant.(n)
(14)(b)  -- Consent of Deloitte & Touche LLP, independent auditors for Asset
            Program.(n)
15)      -- Not applicable.
(16)     -- Power of Attorney.(o)
(17)(a)  -- Prospectus dated December 19, 2001, and Statement of Additional
            Information dated December 19, 2001, of the Registrant.(n)
(17)(b)     Annual Report to Stockholders of the Registrant.(n)
(17)(c)     Semi-Annual Report to Stockholders of the Registrant.(n)
(17)(d) Prospectus dated May 29, 2002, and Statement of Additional Information dated May 29, 2002, of Mercury Fund, a series of Asset Program.(n)
(17)(e) Annual Report to Stockholders of Mercury Fund, a series of Asset Program.(n)

   ---------------
   (a) Incorporated by reference to Exhibit 1(a) to the Pre-Effective Amendment to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended ("Registration Statement"), filed on July 24, 1984, and refiled with Post-Effective Amendment No. 12 on December 21, 1995 pursuant to the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") requirements.
   (b) Incorporated by reference to Exhibit 1(b) to Post-Effective Amendment No. 8 to the Registration Statement filed on August 8, 1984, and refiled with Post-Effective Amendment No. 12 on December 21, 1995 pursuant to EDGAR requirements.
   (c) Incorporated by reference to Exhibit 1(d) to Post-Effective Amendment No. 11 to the Registration Statement, filed on October 12, 1994.
   (d) Incorporated by reference to Exhibit 1(e) to Post-Effective Amendment No. 18 to the Registration Statement, filed on November 29, 2000.
   (e) Incorporated by reference to Exhibit 2(b) to Post-Effective Amendment No. 19 to the Registration Statement, filed on December 19, 2001.
   (f) Included as Exhibit I to the Proxy Statement and Prospectus contained in the Registrant's registration statement on Form N-14.
   (g) Reference is made to Article II, Section 2.3 and Article III, V, VI, VIII, IX, X and XI of the Registrant's Declaration of Trust, filed as
       Exhibit 1(a) to Post-Effective Amendment No. 12 to the Registration Statement; and to Articles I, V and VI of Registrant's By-Laws, filed as Exhibit (2)(b) to Post-Effective Amendment No. 19 to the Registration Statement.
   (h) Incorporated by reference to Exhibit 6 to Post-Effective Amendment No. 10 to the Registration Statement, filed on December 23, 1993.
   (i) Incorporated by reference to Exhibit 6(b) to Post-Effective Amendment No. 11 to the Registration Statement, filed on October 12, 1994.
   (j) Incorporated by reference to Exhibit 5 to Post-Effective Amendment No. 12 to the registration statement on Form N-1A, filed on July 5, 2000, of Merrill Lynch Adjustable Rate Securities Fund, Inc. (File No. 33-40332).
   (k) Incorporated by reference to Exhibit 9 to Pre-Effective Amendment No.1 to the Registration Statement filed on August 21, 1984, and refiled with Post-Effective Amendment No. 12 on December 21, 1995 pursuant to EDGAR requirements.
   (l) Incorporated by reference to Exhibit 13 to Post-Effective Amendment No. 14 to the Registration Statement on Form N-1A of Merrill Lynch Adjustable Rate Securities Fund, Inc. (File No. 33-40332), filed on September 28, 2000.
   (m) Incorporated by reference to Exhibit 14 to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A of Merrill Lynch New York Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust filed on January 25, 1996.
   (n) Filed on July 24, 2002 as an Exhibit to the Registrant's Registration Statement on Form N-14 and incorporated herein by reference.
   (o) Included on the signature page of the Registrant's Registration Statement on Form N-14 filed on July 24, 2002 and incorporated herein by reference.




Item 17.  Undertakings.

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

     (3) The Registrant undertakes to file, by post-effective amendment, an opinion of counsel as to certain tax matters, within a reasonable time after receipt of such opinion.

                                  SIGNATURES

     As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 12th day of November, 2002.

                                   MERRILL LYNCH U.S. GOVERNMENT MORTGAGE FUND
                                                         (Registrant)


                                     By: /s/ Donald C. Burke
                                         --------------------------------------
                                        (Donald C. Burke, Vice President)

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  Signature                                    Title                               Date
                  ---------                                    -----                               ----
               Terry K. Glenn*                         President and Trustee
-----------------------------------------------    (Principal Executive Officer)
               (Terry K. Glenn)

               Donald C. Burke*                     Vice President and Treasurer
-----------------------------------------------         (Principal Financial
              (Donald C. Burke)                        and Accounting Officer)

              James H. Bodurtha*                              Trustee
-----------------------------------------------
             (James H. Bodurtha)

                 Joe Grills*                                  Trustee
-----------------------------------------------
                 (Joe Grills)

              Herbert I. London*                              Trustee
-----------------------------------------------
             (Herbert I. London)

               Andre F. Perold*                               Trustee
-----------------------------------------------
              (Andre F. Perold)

             Roberta Cooper Ramo*                             Trustee
-----------------------------------------------
            (Roberta Cooper Ramo)

           Robert S. Salomon, Jr.*                            Trustee
-----------------------------------------------
           (Robert S. Salomon, Jr.)

              Melvin R. Seiden*                               Trustee
-----------------------------------------------
              (Melvin R. Seiden)

             Stephen B. Swensrud*                             Trustee
-----------------------------------------------
            (Stephen B. Swensrud)

          * By: /s/ Donald C. Burke
-----------------------------------------------
     (Donald C. Burke, Attorney-in-Fact)                                                  November 12, 2002

                                 EXHIBIT INDEX

(12) Opinion of Sidley Austin Brown & Wood LLP, tax counsel for the Registrant, as to the reorganization of Mercury U.S. Government Securities Fund, a series of The Asset Program, into the Registrant.